1301 Harbor Bay Parkway Alameda, CA 94502 T: 510-521-3390, F: 510-521-3389 www.oncocyte.com

December 28, 2015

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	OncoCyte, Corporation
Form 10-12B
File No. 001-37648

Ladies/Gentlemen:

The undersigned registrant, OncoCyte, Corporation (the “Company”), hereby requests that its Registration Statement on Form 10, File No. 001-37648, be declared effective on Wednesday, December 30, 2015, or as soon thereafter as practicable.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

s/William Annett
Chief Executive Officer